March 8, 2013

Confidential

<u>Via EDGAR Correspondence</u>

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Aluminum Corporation of China
Form F-20 for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 1-15264

Dear Ms. Blye:

Aluminum Corporation of China Limited (the "**Company**") provides the following response to comments of your staff in a letter dated January 24, 2013. For ease of reference, the full text of each staff comment is set forth in bold below followed by the Company's response.

1. **We note that your Shandong Branch's website states that its products are marketed in over a dozen countries and regions including Iran. Your Form 20-F does not include disclosure about Iran. Please tell us about any contacts with Iran, which is identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. For instance, your website includes an interview with the president of Chinalco, which you report owns 39% of your shares and provides raw materials and certain services to you, in which he states that its practices in certain countries including Iran have shown that Chinalco has been relying on its own advanced technologies and equipment to win trust and support. We also note**

2012 news reports about Chinalco's subsidiary Chalieco having prior contracts for an aluminum smelting plant in Iran.

Your response should describe any products, technology or services you have provided to or received from Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities it controls.

Response

A review of the Company's sales records indicates only one limited, non-material shipment of 4A zeolite detergent, a substance used to produce laundry detergent, to Iran in May 2009 ("**May 2009 Shipment**"). In total, 4,600 tons of this product, valued in the aggregate at approximately US$2.5 million, was shipped to Paxan Company and Behdad Chemical Company, both end-users of the product to manufacture laundry detergent. The Company believes Paxan Company and Behdad Chemical Company are private Iranian companies and are not owned or controlled by, or act on behalf of, the Government of Iran. The sales were made by the Company's Shandong Branch, which is a not a separate legal entity, and were shipped on FOB basis. Since this sale occurred, the Company has not made any other sales to Iran, the Government of Iran or any entities it controls, or any other Iranian party, and the Company does not anticipate receiving any orders for future sales to Iran.

Regarding Chinalco and Chalieco, the Company has no specific knowledge of or involvement in any Iran-related transactions they might have engaged or are engaging in, and neither Chinalco nor Chalieco was involved in the Company's May 2009 Shipment to Iran described previously.

2. **Please discuss the materiality of your contacts with Iran described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of a corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential**

impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Response

As noted in response to Comment 1 above, the Company does not believe that its described prior contact with Iran is material to the Company's overall business or constitutes a material investment risk for the Company's security holders. In reaching this conclusion, the Company considered both quantitative and qualitative factors.

The Company's quantitative analysis involved consideration of the fact that its sales of 4A zeolite detergent to Iran in May 2009 constituted approximately 0.025% of the Company's total revenues of US$10.294 billion for the year ended December 31, 2009. The Company's qualitative analysis involved consideration of the fact that it has had no sales to Iran since the minimal sales in May 2009, and that the Company is not currently engaged in any transactions with Iran, the Government of Iran, or any Iranian party, and does not anticipate engaging in Iran-related transactions in the future.

3. Please discuss the potential impact on your company of Section 1245(a)(1)(B) of the National Defense Authorization Act for Fiscal Year 2013, which was signed into law on January 2, 2013.

Response

The Company anticipates that Section 1245(a)(1)(B) of the National Defense Authorization Act for Fiscal Year 2013 ("**2013 NDAA**") will have no impact on its business. The sanctions measures contemplated under Section 1245 do not go into effect until 180 days after enactment of the 2013 NDAA, which is July 1, 2013, and only may be applied to sales, supplies, or transfers, to or from Iran occurring on or after that date. As noted previously, the Company's only shipments to Iran occurred in May 2009, and the Company does not anticipate engaging in future Iran-related sales. Accordingly, Section 1245(a)(1)(B) of 2013 NDAA is not expected to have a potential impact on the Company.

*　　*　　*

In connection with its response, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above.

Yours sincerely,

/s/ Liu Qiang
Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited

cc John Reynolds
Assistant Director
Division of Corporate Finance

Lance Chen
Nicholas F. Coward
Baker & McKenzie LLP